

October 25, 2013

Via E-mail
Mathew S. Harrison
Senior Vice President and Chief Financial Officer
Summit Midstream Partners, LP
2100 McKinney Avenue, Suite 1250
Dallas, Texas 75201

> **Re:** **Summit Midstream Partners, LP**
> **Registration Statement on Form S-3**
> **Filed October 1, 2013**
> **File No**. **333-191493**

Dear Mr. Harrison:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Selling Unitholder, page 57

1. We note that the selling unitholder in the resale offering is Summit Midstream Partners Holdings, LLC, which appears to be your parent that directly controls your general partner, Summit Midstream GP, LLC. You disclose that Summit Midstream Partners Holdings, LLC owns approximately 50.5% of your common units representing limited partnership interests as of September 27, 2013, and that you are offering for resale 14,691,397 common units. Given the nature of the selling unitholder and the magnitude of the proposed offering being registered for resale relative to the number of units held by non-affiliates, it appears that this transaction may not be eligible to be made on a shelf basis under Rule 415(a)(1)(i) of the Securities Act of 1933, as amended, and instead represents a primary offering. Please advise us of your basis for determining that the transaction is eligible under Rule 415(a)(1)(i). In your analysis, please also describe in greater detail the relationship of the selling unitholder with Summit Midstream Partners, LP, including an analysis of whether the selling unitholder is the parent and an affiliate of

Summit Midstream Partners, LP. Alternatively, please identify the selling unitholder as an underwriter and disclose that this is a primary offering. See Question 212.15 of our Securities Act Rules Compliance and Disclosure Interpretations.

2. Please identify by name the natural person(s) who exercise voting or investment control or both with respect to the common units held by Summit Midstream Partners Holdings, LLC. Refer to Question 140.02 of the Regulation S-K Compliance & Disclosure Interpretations.

Exhibit 5.1 - Opinion Latham & Watkins LLP as to the legality of the securities being registered

3.   Please have counsel revise its opinion to opine on Delaware law with respect to corporations and limited liability companies, as well, as the possible co-issuers and possible guarantors include a Delaware corporation and Delaware limited liability companies.

4. Please tell us, in each instance, why you believe carve-outs (a) through (q) on page 3 are necessary and appropriate, or delete them.

5. Please supplementally undertake to file as an exhibit to the registration statement, prior to any takedown of the shelf offering, an unqualified opinion of counsel as to the legality of the takedown. See Section II.B.2.a of Staff Legal Bulletin No. 19 and Question 212.05 in our Compliance and Disclosure Interpretations (Securities Act Rules).

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Jacqueline Kaufman, Staff Attorney, at (202) 551-3797, Lilyanna Peyser, Special Counsel, at (202) 551-3222, or me at (202) 551-3720 with any other questions.

Sincerely,

/s/ Lilyanna L. Peyser for

Mara L. Ransom
Assistant Director

cc: William N. Finnegan, IV
Latham & Watkins LLP